Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

For

REDDY ICE HOLDINGS, INC.  AND SUBSIDIARIES

Table of Contents

Forward	iii

Introduction	1

Compliance with Laws	3
Food Regulations	3
Antitrust Laws	3
Anticorruption Laws	6

Conflicts of Interest	7
Doing Business with Family Members	8
Ownership in Other Businesses	8
Outside Employment	9
Service on Boards	9
Business Opportunities	10
Loans	10

Gifts and Entertainment	10
Accepting Gifts and Entertainment	10
Giving Gifts and Entertaining	11

Fair Dealing	11

Responding to Inquiries from the Press and Others	11

Political Activity	12

Safeguarding Corporate Assets	12

Securities Trading	12

Equal Employment Opportunity and Anti-Harassment	13

Health, Safety and the Environment	13

Accuracy of Company Records	14

Record Retention	15

Administration of the Code	15

Asking for Help and Reporting Concerns	17

Note:  This code and related policies are current as of December 7, 2009.  In adopting and publishing these guidelines, you should note that (1) in some respects our policies may exceed minimum legal requirements or industry practice, and (2) nothing contained in this code should be construed as a binding definition or interpretation of a legal requirement or industry practice.

To obtain additional copies of this code, you may contact the Human Resources Department or access it from the web at http://www.reddyice.com.

ii

Forward

To all employees:

Our company is founded on our commitment to the highest ethical principles and standards.  We value honesty and integrity above all else.  Upholding these commitments is essential to our continued success.

The law and the ethical principles and standards that comprise this code of conduct must guide our actions.  The code is, of course, broadly stated.  Its guidelines are not intended to be a complete listing of detailed instructions for every conceivable situation.  Instead, it is intended to help you develop a working knowledge of the laws and regulations that affect your job.

Adhering to this code is essential.  I have personally taken the time to study it carefully and I encourage you to do the same.  I have also signed a statement confirming that I have read this code carefully, and I expect you to do the same by signing the confirmation form that appears on the final page.

Ultimately, our most valuable asset is our reputation.  Complying with the principles and standards contained in this code is the starting point for protecting and enhancing that reputation.  Thank you for your commitment!

Gilbert M. Cassagne
Chief Executive Officer and President
Reddy Ice Holdings, Inc.

iii

Introduction

All of our salaried employees, officers and directors must read and use this code of conduct to ensure that each business decision follows our commitment to the highest ethical standards and the law.  Adherence to this code and to our other official policies is essential to maintaining and furthering our reputation for fair and ethical practices among our customers, employees and communities.

It is the responsibility of every one of us to comply with all applicable laws and regulations and all provisions of this code and the related policies and procedures.  Each of us must report any violations of the law or this code.  Failure to report such violations, and failure to follow the provisions of this code may have serious legal consequences and will be disciplined by the company.  Discipline may include termination of your employment.

This code summarizes certain laws and the ethical policies that apply to our employees, officers and directors.  Several provisions in this code refer to more detailed policies that either (1) concern more complex company policies or legal provisions or (2) apply to select groups of individuals within our company.  If these detailed policies are applicable to you, it is important that you read, understand, and be able to comply with them.  If you have questions as to whether any detailed policies apply to you, contact your immediate supervisor or our compliance officer.

Situations that involve ethics, values and violations of certain laws are often very complex.  No single code of conduct can cover every business situation that you will encounter.  Consequently, we have implemented the compliance procedures outlined in the sections of this code entitled “Administration of the Code” and “Asking for Help and Reporting Concerns.” The thrust of our procedures is when in doubt, ask.  If you do not understand a provision of this code, are confused as to what actions you should take in a given situation, or wish to report a violation of the law or this code, you should follow those compliance procedures.  Those procedures will generally direct you to talk to either your immediate supervisor or our compliance officer.  There are few situations that cannot be resolved if you discuss them with your immediate supervisor or our compliance officer in an open and honest manner.

After reading this code, you should:

•                  Have a thorough knowledge of the code’s terms and provisions.

•                  Be able to recognize situations that present legal or ethical dilemmas.

•                  Be able to deal effectively with questionable situations in conformity with this code.

In order to be able to accomplish these goals, we recommend that you take the following steps:

•                  Read the entire code of conduct thoroughly.

•                  If there are references to more detailed policies that are not contained in this code, obtain and read those policies if they apply to you.

•                  Think about how the provisions of this code apply to your job, and consider how you might handle situations to avoid illegal, improper, or unethical actions.

•                  If you have questions, ask your immediate supervisor or our compliance officer.

When you are faced with a situation and you are not clear as to what action you should take, ask yourself the following questions:

•                  Is the action legal?

•                  Does the action comply with this code?

•                  How will your decision affect others, including our customers, shareholders, employees and the community?

•                  How will your decision look to others?  If your action is legal but can result in the appearance of wrongdoing, consider taking alternative steps.

•                  How would you feel if your decision were made public?  Could the decision be honestly explained and defended?

•                  Have you contacted your immediate supervisor or our compliance officer regarding the action?

To reiterate, when in doubt, ask.

Please note that this code is not an employment contract and does not modify the employment relationship between us and you.  We do not create any contractual or legal rights or guarantees by issuing these policies, and we reserve the right to amend, alter and terminate policies at any time and for any reason.

Compliance with Laws

First and foremost, our policy is to behave in an ethical manner and comply with all laws, rules and government regulations that apply to our business.  Although we address several important legal topics in this code, we cannot anticipate every possible situation or cover every topic in detail.  It is your responsibility to know and follow the law and conduct yourself in an ethical manner.  It is also your responsibility to report any violations of the law or this code.  You may report such violations by following the compliance procedures contained in the section of the code entitled “Asking for Help and Reporting Concerns.”

Food Regulations

Ice, as a manufactured food, is subject to the Good Manufacturing Practices Regulations for foods contained in the Code of Federal Regulations, Title 21, Part 110.  The Reddy Ice standards are based in part on these Good Manufacturing Practices, Military Standard 906A currently used by the Department of Defense in the inspection of ice plants, the association of Food and Drug Officials (AFDO) guidelines and the PIA Standards for Packaged Ice.  For more information concerning our adopted standards and procedures relating to these laws, see the Sanitary Standards and Operational Procedures manual, which can be located on our website at http://www.reddyice.com.

Antitrust Laws

The U.S. antitrust laws are designed to promote vigorous and fair competition in order to provide consumers with products and services of the best price and quality.  To this end, the antitrust laws prohibit various kinds of anticompetitive agreements and conduct.  The following information is intended to assist you in ensuring that you and the Company are always in compliance with the antitrust laws.  The Company’s compliance officer is always available to answer any questions you may have about particular situations that may arise with possible antitrust implications.

The antitrust laws in the United States are enforced by various government agencies, including the Department of Justice, the Federal Trade Commission and the attorneys general of the various states.  Many foreign countries have their own antitrust laws that may apply in the case of international operations.  In addition to government enforcement, private parties may sue for damages caused by violations of the antitrust laws.

Under certain circumstances, the Department of Justice may criminally prosecute individuals and corporations for violation of the antitrust laws.  For individuals, the penalty for each violation can be imprisonment for up to ten years and a monetary fine of up to $1 million.  For companies, the penalty can be a fine of up to $100 million for each violation.  In some cases, the fines can be even higher, and some companies have been fined as much as $500 million.

In a civil antitrust suit, a court can order injunctive relief and can award money damages.  Civil injunctive actions may result in serious, and sometimes permanent, restrictions on a company.  Damage awards in private antitrust suits are automatically “trebled” (triple the amount of the injury proven) and can be extremely large.  Even if a company eventually defeats unfounded antitrust claims, defending such actions is very expensive, time-consuming and burdensome.

Agreements with Competitors

The antitrust laws prohibit many forms of agreements between competitors that affect competition.    The clearest form of an anticompetitive agreement would be a written statement, signed by two or more competitors, setting mutually agreed prices or otherwise agreeing not to compete with each other.  However, an agreement does not have to be written or even an explicit oral communication.  A mere “wink” or an unspoken understanding can be an illegal agreement.  For example, if one competitor “signals” to another that they should both act in a certain way that restrains competition, and the other “signals” back its understanding of the idea and takes action consistent with the suggested anticompetitive plan, that can serve as evidence of an illegal agreement under the antitrust laws.  Moreover, an agreement between competitors does not have to set a specific price in order to be illegal.  If an agreement involving two or more competitors has an effect on prices or is intended to have an effect on prices, it could constitute illegal “price fixing.”  For example, agreements among competitors to divide or allocate customers or markets are illegal.  Thus, under most circumstances, it is unlawful for competitors to enter into an agreement (a) not to compete in a specific geographic area, (b) not to use a specific technology or produce a specific product or (c) not to sell to a specific customer or class of customers.  Another form of agreement that is prohibited by the antitrust laws is a boycott agreement, where a company or person agrees with its competitors, customers or suppliers not to deal with another competitor, customer or supplier.  These are just a few examples of agreements between competitors that violate the antitrust laws.

Because trade association members are often competitors, participation in trade associations can raise antitrust concerns.  One concern is that trade associations potentially could be used inappropriately as a means of exchanging price or other competitively sensitive information among members.  Company employees should generally avoid meeting with the Company’s competitors unless approved in advance by our compliance officer.  When such meetings do occur, such as in connection with trade association meetings, discussion of each other’s business operations should be avoided, especially topics relating to prices, bids, costs or customers.

If improper topics come up in trade association meetings, or any other meetings, the Company employees present should object to the discussion of such topics immediately, stating that such discussions are against the Company’s antitrust compliance policies.  If improper discussions continue, the Company employees should leave the meeting, making sure that these actions are recorded in the minutes of the meeting and reported to the Company’s compliance officer.

Agreements with Customers or Suppliers

The antitrust laws also apply to agreements between suppliers and customers, for example, an agreement on the price that a customer will charge its own customers on resale.  This type of agreement, called “vertical price fixing,” can be unlawful and should not be pursued without prior approval of the Compliance Officer who will determine the need to obtain legal counsel.

Other arrangements between suppliers and their customers that do not involve resale prices also may raise antitrust issues, although they do not necessarily violate the law.  There are many types of restrictions that suppliers may choose to impose on their customers/distributors, such as (a) exclusive dealing agreements (where the customer/distributor agrees not to deal in competing products or services), (b) agreements limiting the distributor’s sales to certain customers or territories and (c) tying arrangements (where the customer is forced to purchase one product or service in order to obtain another product or service).  These so-called “vertical” agreements, under certain market conditions, can pose problems under the antitrust laws.  Accordingly, no such restriction should be included in a contract with a customer or distributor without the prior approval of the Compliance Officer who will determine the need to obtain legal counsel.

Unlawful price discrimination can occur under certain circumstances when the seller of a product charges different prices for the same product to two different purchasers who are similarly situated and who compete with each other.  A purchaser who is injured by price discrimination may be able to recover damages from the seller under the antitrust laws.  Prior to instituting a pricing or promotional program that may cause similarly-situated customers to pay different prices, Company employees should consult with of the Compliance Officer who will determine the need to obtain legal counsel.

Finally, predatory pricing can be a violation of the antitrust laws.  Mere aggressively low pricing is not predatory pricing.  Unlawful predatory pricing occurs when a product is priced below cost and there is a probability of recoupment of the loss in the future through higher prices resulting from the elimination of competition.  If there is any question that a product is being priced below cost, Company employees should consult with the Compliance Officer who will determine the need to obtain legal counsel.

Whenever any question arises as to the application of the antitrust laws, you should consult with legal counsel, and any agreements with possible antitrust implications should be made only with the prior approval of legal counsel.  Here are some practical suggestions that will be helpful in ensuring that you comply with the antitrust laws and with the Company’s policies in regard to them:

Don’t:

1.             Don’t discuss prices, pricing policies, costs, profits, or other terms or conditions of sale with competitors.

2.             Don’t call a competitor to verify prices or verify prices to a competitor who calls you.

3.             Don’t give price lists to a competitor or accept price lists from a competitor.

4.             Don’t discuss bids or pricing components, compare bids, agree not to bid, agree to submit noncompetitive bids, or agree to allocate bids with a competitor.

5.             Don’t agree with a competitor to divide or allocate customers or territories.

6.             Don’t enter into any agreement with a competitor, customer or supplier not to deal with another party.

7.             Don’t agree on or attempt to dictate the prices that a customer will charge its customers for products that it purchases from you.

8.             Don’t enter into an exclusive dealing agreement without the prior approval of legal counsel.

9.             Don’t institute a pricing or promotional program that would result in similarly-situated customers paying different prices without first consulting legal counsel.

10.           Don’t price products below cost without the prior approval of legal counsel.

Do:

1.             Do compete vigorously at all times.

2.             Do contact the compliance officer with any antitrust questions that you may have.

3.             Do report to the compliance officer any conduct by competitors or any other persons that you believe may violate antitrust law.

4.             Do confirm that trade associations in which you are involved follow written rules and procedures, including the use of written agendas, the recording of minutes, and the presence of counsel at all meetings.

Anticorruption Laws

Conducting business on behalf of our company with governments is not the same as conducting business on behalf of our company with private parties.  What may be considered an acceptable practice in the private business sector may be improper or illegal when dealing with government officials.  Improper or illegal payments to government officials are prohibited.  “Government officials” includes employees of any government anywhere in the world, even low-ranking employees or employees of government-controlled entities, as well as political parties and candidates for political office.  If you deal with such persons or entities, you should consult with our compliance officer to be sure that you understand these laws before providing anything of value to a government official.

If you are involved in transactions with foreign government officials, you must comply not only with the laws of the country with which you are involved but also with the U.S.  Foreign Corrupt Practices Act.  This act makes it illegal to pay, or promise to pay money or anything of value to any non-U.S.  government official for the purpose of directly or indirectly obtaining or retaining business.  This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

In some countries it is permissible to pay government employees for performing certain required duties.  These facilitating payments, as they are known, are small sums paid to facilitate or expedite routine, non-discretionary government actions, such as obtaining phone service or an ordinary license.  In contrast, a bribe, which is never permissible, is giving or offering to give anything of value to a government official to influence a discretionary decision.  Understanding the difference between a bribe and a facilitating payment is very important.  You must have approval from our compliance officer before making any payment or gift to a foreign government official.

This discussion is not comprehensive and you are expected to familiarize yourself with all laws and regulations relevant to your position with us, as well as all our related written policies on these laws and regulations.  To this end, our compliance officer is available to answer your calls and questions.  If you have any questions concerning any possible reporting or compliance obligations, or with respect to your own duties under the law, you should not hesitate to call and seek guidance from our compliance officer.

Conflicts of Interest

All of us must be able to perform our duties and exercise judgment on behalf of our company without influence or impairment, or the appearance of influence or impairment, due to any activity, interest or relationship that arises outside of work.  Put more simply, when our loyalty to our company is affected by actual or potential benefit or influence from an outside source, a conflict of interest exists.  We should all be aware of any potential influences that impact or appear to impact our loyalty to our company.  In general, you should avoid situations where your personal interests conflict, or appear to conflict, with those of our company.

Any time you believe a conflict of interest may exist, you must disclose the potential conflict of interest to your immediate supervisor and our compliance officer.  Any activity that is approved, despite the actual or apparent conflict, must be documented.  A potential conflict of interest that involves an executive officer must be approved by our Board of Directors or its designated committee.

It is not possible to describe every conflict of interest, but some situations that could cause a conflict of interest include:

•      Doing business with family members

•      Having a financial interest in another company with whom we do business

•      Taking a second job

•      Managing your own business

•      Serving as a director of another business

•      Diverting a business opportunity from our company to another company

Doing Business with Family Members

A conflict of interest may arise if family members work for a supplier, customer or other third party with whom we do business.  It also may be a conflict if a family member has a significant financial interest in a supplier, customer or other third party with whom we do business.  A “significant financial interest” is defined below.  Before doing business on our behalf with an organization in which a family member works or has a significant financial interest, an employee must disclose the situation to our compliance officer and discuss it with her.  You and the compliance officer must document the approval if it is granted.  If the only interest you have in a customer or supplier is because a family member works there, then you do not need to disclose the relationship or obtain prior approval unless you deal with the customer or supplier.

“Family members” include your:

•	Spouse	•	Brothers or sisters

•	Parents	•	In-laws

•	Children	•	Life partner

Employing relatives or close friends who report directly to you may also be a conflict of interest.  Although our company encourages employees to refer candidates for job openings, employees who may influence a hiring decision must avoid giving an unfair advantage to anyone with whom they have a personal relationship.  In particular, supervisors should not hire relatives or attempt to influence any decisions about the employment or advancement of people related to or otherwise close to them, unless they have disclosed the relationship to our compliance officer who has approved the decision.

Ownership in Other Businesses

Our investments can cause a conflict of interest.  In general, you should not own, directly or indirectly, a significant financial interest in any company that does business with us or seeks to do business with us.  You also should not own a significant financial interest in any of our competitors.

Two tests determine if a “significant financial interest” exists:

•      You or a family member owns more than 1% of the outstanding stock of a business or you or a family member has or shares discretionary authority with respect to the decisions made by that business, or

•      The investment represents more than 5% of your total assets or of your family member’s total assets.

If you or a family member has a significant financial interest in a company with whom we do business or propose to do business, that interest must be approved by our compliance officer prior to the transaction.

Notwithstanding the foregoing, non-employee directors of our company and their family members may have significant financial interests in or be affiliates of suppliers, customers, competitors and third parties with whom we do business or propose to do business.  However, a director must:

•      disclose any such relationship promptly after the director becomes aware of it,

•      remove himself or herself from any Board activity that directly impacts the relationship between our company and any such company with respect to which the director has a significant financial interest or is an affiliate, and

•      obtain prior approval of the Board of Directors or its designated committee for any transaction of which the director is aware between our company and any such company.

Outside Employment

Sometimes our employees desire to take additional part-time jobs or do other work after hours, such as consulting or other fee-earning services.  This kind of work does not in and of itself violate our code.  However, the second job must be strictly separated from your job with us, and must not interfere with your ability to devote the time and effort needed to fulfill your duties to us as our employee.  You cannot engage in any outside activity that causes competition with us or provides assistance to our competitors or other parties (such as suppliers) with whom we regularly do business.  You should avoid outside activities that embarrass or discredit us.  Outside work may never be done on company time and must not involve the use of our supplies or equipment.  Additionally, you should not attempt to sell services or products from your second job to us.

Before engaging in a second line of work, you should disclose your plans to your immediate supervisor to confirm that the proposed activity is not contrary to our best interests.  You may also contact our Human Resources Department for more information about our policies concerning outside employment.  This rule does not apply to non-employee directors of our company.

Service on Boards

Serving as a director of another corporation may create a conflict of interest.  Being a director or serving on a standing committee of some organizations, including government agencies, also may create a conflict.

Before accepting an appointment to the board or a committee of any organization whose interests may conflict with our company’s interests, you must discuss it with our compliance officer and obtain her approval.  This rule does not apply to non-employee directors of our company.  Directors of our Company are also subject to our written Corporate Governance Guidelines as they may be interpreted by our Board of Directors from time to time.

Business Opportunities

Business opportunities relating to the kinds of products and services we usually sell or the activities we typically pursue that arise during the course of your employment or through the use of our property or information belong to us.  Similarly, other business opportunities that fit into our strategic plans or satisfy our commercial objectives that arise under similar conditions also belong to us.  You may not take advantage of these opportunities in your individual capacity or direct these kinds of business opportunities to our competitors, to other third parties or to other businesses that you own or are affiliated with.  This rule does not apply to non-employee directors of our company, however a non-employee director should first disclose such a business opportunity to the Board of Directors.

Loans

Unlawful extensions of credit by our company in the form of personal loans to our executive officers and directors are prohibited.  All other loans by our company to, or guarantees by our company of obligations of, officers with the title of Vice President or above must be made in accordance with established company policies approved by our Board of Directors or its designated committee.

Gifts and Entertainment

We are dedicated to treating fairly and impartially all persons and firms with whom we do business.  Therefore, our employees must not give or receive gifts, entertainment or gratuities that could influence or be perceived to influence business decisions.  Misunderstandings can usually be avoided by conduct that makes clear that our company conducts business on an ethical basis and will not seek or grant special considerations.

Accepting Gifts and Entertainment

You should never solicit a gift or favor from those with whom we do business.  You may never accept gifts of cash or cash equivalents.

You may accept novelty or promotional items or modest gifts related to commonly recognized occasions, such as a promotion, holiday, wedding or retirement, if:

•      this happens only occasionally

•      the gift was not solicited

•      disclosure of the gift would not embarrass our company or the people involved

•      the value of the gift is under $500 unless a greater amount shall have been approved beforehand by our compliance officer

You may accept an occasional invitation to a sporting activity, entertainment or meal if

•      there is a valid business purpose involved

•      this happens only occasionally

•      the activity is of reasonable value and not lavish

Giving Gifts and Entertaining

Gifts of nominal value (under $500 unless a greater amount shall have been approved beforehand by our compliance officer) and reasonable entertainment for customers, potential customers and other third parties with whom we do business are permitted.  However, any gift or entertainment must

•      support our company’s legitimate business interests

•      be reasonable and customary, not lavish or extravagant

•      not embarrass our company or the recipient if publicly disclosed

Under no circumstances can any bribe, kickback, or illegal payment or gift of cash or cash equivalents be made.  Also, special rules apply when dealing with government employees.  These are discussed in this code under “Compliance with Laws — Anticorruption Laws.”

If you are not sure whether a specific gift or entertainment is permissible, contact your immediate supervisor or our compliance officer.

Fair Dealing

We have built a reputation as a trustworthy and ethical member of our community and our industry.  We are committed to maintaining the highest levels of integrity and fairness within our company.  When we fail to negotiate, perform or market in good faith, we may seriously damage our reputation and lose the loyalty of our customers.  You must conduct business honestly and fairly and not take unfair advantage of anyone through any misrepresentation of material facts, manipulation, concealment, abuse of privileged information, fraud or other unfair business practice.

Responding to Inquiries from the Press and Others

Only certain designated employees may discuss our company with the news media, securities analysts and investors.  All inquiries from outsiders regarding financial or other information about our company should be referred to our Chief Financial Officer.

Political Activity

We will fully comply with all political contribution laws.  Our funds may not be used for contributions of any kind to any political party or committee or to any candidate or holder of any government position (national, state or local) unless such contribution is permitted by law and complies with our company policy.  Please contact our compliance officer to determine whether a specific company contribution is permitted.

It is against our policy for you to lobby our other employees on behalf of a political candidate during the work day.  It is also against our policy to reimburse an employee for any political contributions or expenditures.  Outside normal office hours, you are free to participate in political campaigns on behalf of candidates or issues of your choosing, as well as make personal political contributions.

Safeguarding Corporate Assets

We have a responsibility to protect company assets entrusted to us from loss, theft, misuse and waste.  Company assets and funds may be used only for business purposes and may never be used for illegal purposes.  Incidental personal use of telephones, fax machines, copy machines, personal computers, e-mail and similar equipment is generally allowed if it is occasional, there is no significant added cost to us, it does not interfere with your work responsibilities and is not related to an illegal activity or outside business.  If you become aware of theft, waste or misuse of our assets or funds or have any questions about your proper use of them, you should speak immediately with your immediate supervisor.

It is also important that you protect the confidentiality of company information.  Confidential or proprietary information includes all information that is not generally known to the public and is helpful to the company, or would be helpful to competitors.  Proprietary information should be marked accordingly, kept secure and access limited to those who have a need to know in order to do their jobs.

Our business relations are built on trust, and our customers and suppliers count on that trust.  If you learn information from them that is not otherwise public, you should keep that information confidential also.

We must all be sensitive to the impact of comments made over the Internet through public forums such as chat rooms and bulletin boards.  In such forums, you may not post any information about the company including comments about our products, operational strategies, financial results, customers or competitors, even in response to a false statement or question.  This applies whether you are at work or away from the office.  Our company owns all e-mail messages that are sent from or received through the company’s systems.  We may monitor your messages and may be required to disclose them in the case of litigation or governmental inquiry.

Securities Trading

We have adopted an Insider Trading Compliance Program which is applicable to all directors, officers and employees as well as consultants and contractors who have access to inside information.  All such individuals are responsible for reviewing, understanding and complying with the Insider Trading Compliance Program, which can be found on our website at http://www.reddyice.com.

Equal Employment Opportunity and Anti-Harassment

We are committed to providing equal employment opportunities for all our employees and will not tolerate any speech or conduct that is intended to, or has the effect of, discriminating against or harassing any qualified applicant or employee because of his or her race, color, religion, sex (including pregnancy, childbirth or related medical conditions), national origin, age, physical or mental disability, veteran status or any characteristic protected by law.  We will not tolerate discrimination or harassment by anyone — managers, supervisors, co-workers, vendors or our customers.  This policy extends to every phase of the employment process, including:  recruiting, hiring, training, promotion, compensation, benefits, transfers, discipline and termination, layoffs, recalls, and company-sponsored educational, social and recreational programs, as applicable.  If you observe conduct that you believe is discriminatory or harassing, or if you feel you have been the victim of discrimination or harassment, you should notify the head of Human Resources or our compliance officer immediately.

Not only do we forbid unlawful discrimination, we take affirmative action to ensure that applicants are employed, and employees are treated during employment, without regard to their race, color, religion, sex (including pregnancy, childbirth or related medical conditions), national origin, age, physical or mental disability, veteran status or any characteristic protected by law.

The Human Resources Department has been assigned specific responsibilities for implementing and monitoring affirmative action and other equal opportunity programs.  One of the tenets of this code, however, is that all employees are accountable for promoting equal opportunity practices within our company.  We must do this not just because it is the law, but because it is the right thing to do.

For more information concerning our anti-discrimination and anti-harassment policies, you should refer to our Employee Manual.  We will not retaliate against any employee for filing a good faith complaint under our anti-discrimination and anti-harassment policies or for cooperating in an investigation and will not tolerate or permit retaliation by management, employees or co-workers.  To the fullest extent possible, we will keep complaints and the terms of their resolution confidential.  If an investigation confirms harassment or discrimination has occurred, the Company will take corrective action against the offending individual, including such discipline up to and including immediate termination of employment, as appropriate.

Health, Safety and the Environment

We are committed to providing safe and healthy working conditions by following all occupational health and safety laws governing our activities.

We believe that management and each and every employee have a shared responsibility in the promotion of health and safety in the workplace.  You should follow all safety laws and regulations, as well as company safety policies and procedures.  You should immediately report any accident, injury or unsafe equipment, practices or conditions.

You also have an obligation to carry out company activities in ways that preserve and promote a clean, safe, and healthy environment.  You must strictly comply with the letter and spirit of applicable environmental laws and the public policies they represent.

The consequences of failing to adhere to environmental laws and policies can be serious.  Our company, as well as individuals, may be liable not only for the costs of cleaning up pollution, but also for significant civil and criminal penalties.  You should make every effort to prevent violations from occurring and report any violations to your immediate supervisor or our compliance officer.

Accuracy of Company Records

All information you record or report on our behalf, whether for our purposes or for third parties, must be done accurately and honestly.  All of our records (including financial statements and related accounts) must be maintained in reasonable and appropriate detail, must be kept in a timely fashion, and must appropriately reflect our transactions.  Falsifying records or keeping unrecorded funds and assets is a severe offense and may result in prosecution or loss of employment.  When a payment is made, it can only be used for the purpose spelled out in the supporting document.

Information derived from our records is provided to our shareholders and investors as well as government agencies.  Thus, our accounting records must conform not only to our internal control and disclosure procedures but also to generally accepted accounting principles and other laws and regulations, such as those of the Internal Revenue Service and the Securities and Exchange Commission.  Our public communications and the reports we file with the Securities and Exchange Commission and other government agencies should contain information that is full, fair, accurate, timely and understandable in light of the circumstances surrounding disclosure.

Our internal compliance and external auditing functions help ensure that our financial books, records and accounts are accurate.  Therefore, you should provide our accounting department, internal compliance staff, audit committee and independent public accountants with all pertinent information that they may request.  We encourage open lines of communication with our audit committee, accountants and auditors and require that all our personnel cooperate with them to the maximum extent possible.  It is unlawful for you to fraudulently influence, induce, coerce, manipulate or mislead our independent public accountants for the purpose of making our financial statements misleading.

If you are unsure about the accounting treatment of a transaction or believe that a transaction has been improperly recorded or you otherwise have a concern or complaint regarding an accounting matter, our internal accounting controls, or an audit matter, you should confer with your immediate supervisor, the controller associated with your business unit or our chief financial officer, or you may submit your concern, on an anonymous basis, to the internal compliance department by calling the toll free number 1-800-461-9330 or you may submit your concern, on an anonymous basis, to the internal compliance department by accessing the website www.MySafeWorkplace.com, which will refer the information to us as directed by you.

Record Retention

Our records should be retained or discarded in accordance with our record retention policies and all applicable laws and regulations.  From time to time we are involved in legal proceedings that may require us to make some of our records available to third parties.  Our legal counsel will assist us in releasing appropriate information to third parties and provide you (or your immediate supervisor) with specific instructions.  It is a crime to alter, destroy, modify or conceal documentation or other objects that are relevant to a government investigation or otherwise obstruct, influence or impede an official proceeding.  The law applies equally to all of our records, including formal reports as well as informal data such as e-mail, expense reports and internal memos.  If the existence of a subpoena or a pending government investigation is known or reported to you, you should immediately contact our compliance officer and you must retain all records that may pertain to the investigation or be responsive to the subpoena.

Administration of the Code

Distribution

All of our directors, officers and employees will receive a copy of this code when they join our company.  Updates of the code will be distributed to all directors, officers and employees.

Role of Supervisors and Officers

Supervisors and officers have important roles under this code and are expected to demonstrate their personal commitment to this code by fostering a workplace environment that promotes compliance with the code and by ensuring that employees under their supervision participate in our company’s compliance training programs.

Reporting Violations

All employees are obliged to report violations of this code or the law and to cooperate in any investigations into such violations.  We prefer that you give your identity when reporting violations, to allow the company to contact you in the event further information is needed to pursue an investigation, and your identity will be maintained in confidence to the extent practicable under the circumstances and consistent with enforcing this code.  However, you may anonymously report violations.

Investigations

We will initiate a prompt investigation following any credible indication that a breach of law or this code may have occurred.  We will also initiate appropriate corrective action as we deem necessary, which may include notifying appropriate authorities.  For more information about our procedures in dealing with violations or suspected violations of this code, you should refer to our Employee Manual.

Disciplinary Action

If you violate any provision of this code, you may be subject to disciplinary action, up to and including discharge.  Please be aware that we may seek civil remedies from you and if your violation results in monetary loss to us, you may be required to reimburse us for that loss.  If you are involved in a violation, the fact that you reported the violation, together with the degree of cooperation displayed by you and whether the violation is intentional or unintentional, will be given consideration in our investigation and any resulting disciplinary action.

No Retaliation

We are committed to providing a workplace conducive to open discussion of our business practices.  It is our policy to comply with all applicable laws that protect employees against unlawful discrimination or retaliation by their employer as a result of their lawfully reporting information regarding, or their participating in, investigations involving corporate fraud or other violations of federal or state law by us or our agents.  Specifically, our policy prevents you from being subject to disciplinary or retaliatory action by us or any of our employees or agents as a result of your complaint about corporate fraud (such as falsifying financial records, providing false information to shareholders, and hiding or stealing corporate assets).

You are also protected from retaliation due to your assisting in any investigation of any alleged violation or participating in any lawsuit arising from a complaint or investigation.  However, if you file reports or provide evidence that you know to be false or where you do not have a reasonable belief in the truth and accuracy of such information, you will not be protected by the above policy statement and may be subject to disciplinary action, including termination of your employment.

Our compliance officer is responsible for administering this “No Retaliation” policy.  Our compliance officer is responsible for receiving, collecting, reviewing, processing and resolving concerns and reports by employees and others on the matters described above and other similar matters.  You are encouraged to discuss issues and concerns of the type covered by this policy with your immediate supervisor, who is in turn responsible for informing our compliance officer of any concerns raised.  If you prefer not to discuss these sensitive matters with your immediate supervisor, you may instead discuss such matters directly with our compliance officer.  Our compliance officer will refer complaints submitted, as he or she determines to be appropriate or as required under the directives of our Board of Directors, to our Board of Directors or its designated committee.

In addition, we have established a toll-free hotline number (1-800-461-9330) for the submission of confidential or anonymous complaints.  You may also submit a complaint by accessing the website www.MySafeWorkplace.com, which will refer the information to us as directed by you.  We prefer that you give your identity when reporting violations to allow the company to contact you in the event further information is needed to pursue an investigation.  Your identity will be maintained in confidence.  However, you may anonymously report violations.  Complaints submitted through the toll-free hotline or online that involve our accounting, auditing, or internal auditing controls will be presented to the audit committee of our Board of Directors.  You may utilize this confidential or anonymous process either to raise new complaints or if you feel that a complaint you previously raised with your immediate supervisor or our compliance officer has not been appropriately handled.

If you believe you have been subjected to any action that violates this policy, you may file a complaint with your immediate supervisor or our compliance officer.  If it is determined that you have experienced any improper employment action in violation of this policy, you will be entitled to appropriate corrective action.

Approvals

Approvals required under this code should be documented.

Waivers

Any request for a waiver of this code must be submitted in writing to our compliance officer who has authority to decide whether to grant a waiver.  However, a waiver of any provision of this code for a director or an executive officer must be approved by our Board of Directors or its designated committee and will be promptly disclosed to the extent required by law or regulation.

Certifications

All new employees must sign a certificate confirming that they have read and understand this code.  We will also require an annual certification of compliance with the code by all directors, officers, salaried employees and other employees from time to time identified by the Company.  However, failure to read the code or sign a confirmation certificate does not excuse you from complying with this code.

Asking for Help and Reporting Concerns

We take this code seriously and consider its enforcement to be among our highest priorities, but we also acknowledge that it is sometimes difficult to know right from wrong.  That’s why we encourage open communication.  When in doubt, ask.  Whenever you have a question or concern, are unsure about what the appropriate course of action is, or if you believe that a violation of the law or this code has occurred:

•                  You should talk with your immediate supervisor.  He or she may have the information you need, or may be able to refer the matter to an appropriate source, including legal counsel as circumstances warrant.

•                  If you are uncomfortable talking with your immediate supervisor, you may also contact any manager in our company with whom you feel comfortable, the Human Resources Department or our compliance officer.

•                  In addition, if you have concerns or complaints about accounting or audit matters or our internal accounting controls, you may confer with your immediate supervisor, the controller associated with your business unit or our chief financial officer, or you may submit your concern or complaint, on an anonymous basis, to internal compliance department by calling the toll free number 1-800-461-9330 or you may submit your concern, on an anonymous basis, to the internal compliance department by accessing the website www.MySafeWorkplace.com, which will refer the information to us as directed by you.

Helpful Phone Numbers

Office	Name	Phone Number

Vice-President of Compliance/Internal Auditing (the Corporate Compliance Officer)	Nancy Green	1-800-683-4423

Vice-President of Human Resources	Catherine Nesbitt	1-800-683-4423

Chief Administrative Officer	Angie Wallander	1-800-683-4423

Chief Financial Officer	Steve Janusek	1-800-683-4423

Chief Executive Officer and President	Gil Cassagne	1-800-683-4423

Reddy Ice Code of Business Conduct and Ethics

Confirmation Certificate

I have been provided with a copy of the Code of Business Conduct and Ethics of Reddy Ice Holdings, Inc. and Subsidiaries.  I acknowledge that I have read the code and understand my responsibilities under it.  I further acknowledge that I will follow the compliance procedures described in the code.

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Location

Signature

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